UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following letter was sent to employees of Midas, Inc. on March 13, 2012.

March 13, 2012

Dear Fellow Employee:

As you are aware, our Board announced plans to explore strategic alternatives last August. I am pleased to announce that we have completed that process, resulting in this morning’s announcement that Midas has reached an agreement to be acquired by TBC Corporation, the nation’s largest vertically integrated marketer of tires through its Tire Kingdom, NTB, Merchant’s and Big O Tire retail outlets. A copy of the press release is attached.

This decision marks the culmination of a thorough process, and the Board and management firmly believe that this transaction represents the most attractive path forward for Midas. There is no doubt we have made a great deal of progress improving Midas’s performance of late and TBC’s interest in our company is a direct reflection of the hard work each of you and all of our franchise partners have put into the operations and in strengthening the Midas brand.

I am confident that we have found an excellent partner in TBC. Much like Midas, TBC has a long history of providing innovative and quality products and exceptional service at a fair price to customers. By joining forces with an industry leader of TBC’s caliber, I believe the result will be an even stronger organization with greater scale, more robust financial resources and exciting prospects for the future.

TBC will launch a tender offer by the end of March. The transaction is expected to close by the end of the second quarter and is subject to customary terms and conditions including regulatory approvals. Between now and closing, our two companies must continue to operate independently. Throughout this transition, it is important that everyone remain focused on their work so we can support Midas shops as they continue to provide the high quality products and services our growing base of loyal customers has come to expect of us.

I know that news like this is distracting and may raise concerns. In the coming weeks and months, teams from both companies will work to ensure the transition as smooth as possible.

I know that many of you will have questions over the coming days and weeks, and while I may not be able to answer all of them right now, we are committed to keeping you informed as we move through the process. To begin, we will host an employee meeting in Itasca that will be webcast for those employees not at headquarters. Please join me in the Nate Sherman Room this morning at 9:30 a.m. (Central time) for some brief remarks followed by a Q&A period. For those joining on the Midas employee portal, please see the instructions below.

As always, thank you for your hard work and commitment to Midas.

Sincerely,

Alan Feldman

Chairman, President and CEO

LINK TO WEBCAST ON MIDAS EMPLOYEE PORTAL

https://employee.midas.com/EmployeeMeeting/default.aspx

Users will sign in using their normal user ID and password. That is, the same credentials that you would use to access email. The user ID needs to be preceded with “Midas\”

ADDITONAL INFORMATION

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

###

The following letter was sent to franchisees of Midas, Inc. on March 13, 2012.

March 13, 2012

Dear Valued Partners:

As you are aware, our Board announced plans to explore strategic alternatives last August. I am pleased to announce that we have completed that process, resulting in this morning’s announcement that Midas has reached an agreement to be acquired by TBC Corporation, the nation’s largest vertically integrated marketer of tires through its Tire Kingdom, NTB, Merchant’s and Big O Tire retail outlets. A copy of the press release is attached.

This decision marks the culmination of a thorough process, and the Board and management firmly believe that this transaction represents the most attractive path forward for Midas. There is no doubt we have made a great deal of progress improving Midas’s performance of late and TBC’s interest in our company is a direct reflection of the hard work each of you and all of our franchise partners have put into the operations and in strengthening the Midas brand.

I am confident that we have found an excellent partner in TBC. Much like Midas, TBC has a long history of providing innovative and quality products and exceptional service at a fair price to customers. By joining forces with an industry leader of TBC’s caliber, I believe the result will be an even stronger organization with greater scale, more robust financial resources and exciting prospects for the future.

TBC will launch a tender offer by the end of March. The transaction is expected to close by the end of the second quarter, and is subject to customary terms and conditions including regulatory approvals. Between now and closing, our two companies must continue to operate independently.

I know that news like this is distracting and may raise concerns.

In the coming weeks, teams from both companies will work to make the transition as smooth and seamless as possible. It is early in the process so I may not be able answer many of the questions you must have. What I can say is that your current contracts with Midas will remain in force. It is important to keep your employees focused on their work so we can continue providing high quality products and services to customers. To help answer any questions you might receive from your employees and customers we have attached a few talking points in this e-mail as well.

I know that many of you will have questions over the coming days and weeks. We are committed to keeping you informed as we move through the process. Please don’t hesitate to reach out to me with any questions or concerns.

As always, thank you for your commitment to Midas.

Sincerely,

Alan Feldman

Chairman, President & CEO

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

###

The following letter was sent to vendors of Midas, Inc. on March 13, 2012.

March 13, 2012

Dear Valued Business Partner:

As you are aware, our Board announced plans to explore strategic alternatives last August. I’m pleased to announced that we have completed that process, resulting in this morning’s announcement that Midas has reached an agreement to be acquired by TBC, the nation’s largest vertically integrated marketer of tires through its Tire Kingdom, NTB, Merchant’s and Big O Tire retail outlets. A copy of the press release we issued this morning is attached.

As you know, Midas is one of the world’s largest providers of automotive service, including brakes, maintenance, tires, steering, suspension, and exhaust services, with more than 2,300 franchised and company-owned locations worldwide. By combining the strengths of Midas’ national platform with TBC’s financial resources – Midas will have significant opportunities to invest in further strengthening its brand and advancing its growth strategy.

While we are very excited to join forces with a first-rate global company like TBC, today’s news is just the first step in the process. For now, it is business as usual. We expect this transaction will close by the end of the second quarter. Between now and then, we anticipate nothing will change regarding our orders and we will continue to rely on our valued suppliers.

We will keep you informed as we work toward closing this transaction. If you have any questions about this announcement, please do not hesitate to contact your Midas representative.

We value and appreciate our relationship and thank you for your ongoing support.

Sincerely,

Alan Feldman

Chairman, President & CEO

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

###

The following letter was sent to licensees of Midas, Inc. on March 13, 2012.

March 13, 2012

Dear Valued Business Partner:

As you are aware, our Board announced plans to explore strategic alternatives last August. I am pleased to announce that we have completed that process, resulting in this morning’s announcement that Midas has reached an agreement to be acquired by TBC Corporation, the nation’s largest vertically integrated marketer of tires through its Tire Kingdom, NTB, Merchant’s and Big O Tire retail outlets. A copy of the press release is attached.

Given this exciting development, I wanted to give you an update on what this transaction means for your relationship with Midas and what you can expect in the coming weeks and months as we integrate with our new partner.

As you know, Midas is one of the world’s largest providers of automotive service, including brakes, maintenance, tires, steering, suspension, and exhaust services, with more than 2,300 franchised and company-owned locations worldwide. By combining the strengths of Midas’ national platform with TBC’s financial resources – Midas will have significant opportunities to invest in further strengthening its brand and advancing its growth strategy.

Until the deal closes, which we expect to be by the end of the second quarter, you will not see any changes in your day to day dealings with Midas as we will continue to operate as separate companies. Rest assured that Midas will continue to operate business as usual with a continued commitment to providing our customers and partners with the highest quality products and exceptional level of service they have come to expect. We anticipate no changes during this time and your contract and your point of contact will remain the same.

We will continue to keep you informed as the transition process unfolds. If you have any questions about this announcement, please do not hesitate to contact your Midas representative. We value and appreciate our relationship.

Thank you for your ongoing support.

Sincerely,

Alan Feldman

Chairman, President & CEO

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

For Immediate Release	TBC Contact: Patrice Kelty
561-383-3000x 2527 / (M) 561-420-3052

Midas Contact: Bob Troyer
630-438-3016 / (M) 312-543-6703

TBC CORPORATION AND MIDAS, INC.

ENTER INTO DEFINITIVE MERGER AGREEMENT

March 13, 2012 – Palm Beach Gardens, Fla. and Itasca, Ill. – TBC Corporation and Midas, Inc. (NYSE: MDS) today announced that they have entered into a definitive merger agreement, pursuant to which TBC will acquire Midas through a cash tender offer at $11.50 per share. The all-cash transaction is valued at approximately $310 million, including the assumption of approximately $137 million in debt and pension liabilities. The $11.50 per share offer price represents a 75 percent premium over Midas’ closing price of $6.58 on August 11, 2011, when Midas announced it would conduct a strategic review process, and a 28 percent premium over the closing share price as of Monday, March 12, 2012.

The proposed transaction has been unanimously approved by the boards of directors of both companies. In addition, Midas Chairman, President and Chief Executive Officer Alan Feldman has signed a tender and voting agreement in support of the offer.

TBC Chairman and Chief Executive Officer Lawrence Day commented, “With nearly 2,300 locations worldwide, Midas is a leader in automotive services and we are very excited to welcome such an iconic brand into our portfolio. By combining the strengths of Midas’ platform with our industry expertise and financial resources, we will build on their current momentum and take the company to the next level.”

“We are pleased to announce this transaction, which is strategically compelling and provides significant value to our shareholders,” said Feldman. “The offer represents a significant and immediate premium for our shareholders and marks the culmination of a thorough strategic review process by our board of directors, which began last August. The combination of these two highly complementary businesses will provide significant opportunities for Midas to prosper in the future and will create enhanced opportunities for franchisees and strong benefits to customers.”

Under the terms of the merger agreement, TBC will commence a cash tender offer no later than March 28, 2012. The closing of the transaction is expected to occur by the end of the second quarter, and is subject to customary terms and conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The merger agreement also provides for customary termination fees payable by Midas under certain circumstances and a provision under which Midas has agreed not to solicit any competing offers.

Morgan Joseph TriArtisan LLC is acting as financial advisor to TBC and Morgan, Lewis & Bockius is acting as legal advisor. J.P. Morgan Securities LLC is acting as the financial advisor to Midas and Kirkland & Ellis LLP is acting as legal advisor.

Additional Information

The tender offer for the outstanding shares of Midas has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares or other securities of Midas. At the time the tender offer is commenced, TBC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Midas will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Midas’ common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and Midas stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials will be made available to Midas’ stockholders at no expense to them by contacting Midas at 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Bob Troyer, telephone (630) 438-3016. In addition, Midas stockholders will be able to obtain these documents (when available) and other documents filed with the U.S. Securities and Exchange Commission for free from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), and Midas claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. All statements included in this communication concerning activities, events or developments that Midas expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Midas’ business will have been adversely impacted during the pendency of the tender offer. Forward-looking statements include: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under Hart-Scott-Rodino and other competition approvals; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, and projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Midas’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. Midas does not undertake and specifically declines any obligation to update any forward-looking statements.

About TBC Corporation

Headquartered in Palm Beach Gardens, Fla., TBC Corporation is one of the nation’s largest marketers of automotive replacement tires through a multi-channel strategy. TBC Corporation is a wholesale supplier to independent regional tire retailers and distributors throughout the U.S., Canada and Mexico. Additionally, TBC’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. TBC’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom®, Merchant’s Tire & Auto Centers®, NTB-National Tire & Battery and Big O Tires®. TBC is owned by Sumitomo Corporation of America (SCOA). SCOA is the largest subsidiary of Sumitomo Corporation (SC), one of Japan’s major integrated trading and investment business enterprises.

About Midas

Midas is one of the world’s largest providers of automotive service, offering brake, maintenance, tires, exhaust, steering and suspension services at more than 2,250 franchised, licensed and company-owned Midas shops in 14 countries, including nearly 1,500 in the United States and Canada. Midas also owns the SpeeDee Oil Change business, with 161 auto service centers in the United States and Mexico.

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